EXHIBIT 99.1

mCloud Announces Second Quarter 2022 Financial Results; AssetCare Connections Resume Briskly; Revenues Include One-Time Charge

  Added 2,921 new connected assets and workers, totaling 67,471 connections in Q2 2022
  As part of Agnity transition, mCloud received a one-time US$5.96 million payment from Agnity on July 29, 2022
  After considering a $2.6 million one-time balance sheet charge and other impacts related to the Company's transition of its licensing of Agnity technology, Q2 2022 net revenues as reported were C$2.3 million compared to C$6.6 million in Q2 2021

SAN FRANCISCO, Aug. 15, 2022 /CNW/ - mCloud Technologies Corp. (NASDAQ: MCLD) (TSXV: MCLD), ("mCloud" or the "Company") a leading provider of AI-powered asset management and Environmental, Social, and Governance ("ESG") solutions today announced its financial results for the second quarter ended June 30, 2022 ("Q2 2022").

mCloud President and CEO Russ McMeekin commented on Q2 2022:

"Since the first quarter of 2022, we have made continuous progress in executing our growth plans – in particular, our efforts to deliver Digital Oilfield solutions, the commencement of our first oil and gas implementations in Saudi Arabia, and our rollout of EV charging optimization solutions at auto dealerships in New York and California. All our business segments are beginning to see a resurgence in engagement as our customers have transitioned out of pandemic restrictions. We remain on track to achieve our target of 90,000 connected asset and workers by the end of year."

"In the second quarter, we moved to optimize our financial and technology relationship with Agnity, transitioning the royalty agreement we have had with them since 2018 into a new licensing and technology continuation agreement, resulting in a US$5.96 million one-time payment made to us on July 29, 2022 and a $2.6 million one-time non-cash charge for balance sheet items and other adjustments to revenues in quarter."

"Progress is positive and continuous as we connect oilwells and deliver AssetCare Digital Oilfield solutions in the United States. Our first customers there are now in deployment and will soon see the direct benefits of our AI-driven connected asset and connected worker capabilities. In the Middle East, we have moved to commercial contracts and early-stage implementation efforts for AssetCare solutions at various sites in Saudi Arabia, leveraging our approved vendor status with Aramco. We plan to have a joint customer showcase of our AssetCare solutions with Aramco by December of this year.

"We are further engaged with other oil and gas, refining, and petrochemical customers in Saudi Arabia as we leverage the progress we have made in establishing a fully approved and stringently-compliant cloud presence in Saudi Arabia. From here, we expect major growth and scale in this region to the end of this year and beyond."

"We continue to grow our sales pipeline and advance auto dealership prospects to contracting for our AssetCare solutions related to EV charging optimization. Some issues were experienced in securing the required permitting and delivery of certain equipment to customers, but we expect these will be alleviated by September of this year keeping us on track to our target of 45 or more dealerships by year end. Activity has grown and scaled rapidly, and we are continually improving our internal operations to accelerate our ability to scale."

"Our AssetCare for Wind team, delivering vertical energy optimization solutions, especially in the EU, has embarked on customer engagements with wind owners and operators in the region as well as developing a go-to-market strategy with one of the world's largest wind turbine providers. This team is also set to have a presence at WindEnergy Hamburg 2022 in September."

"We are also very excited about the progress we are making in our Connected Buildings business with our announcement in July that we are bringing AssetCare to Mercedes Grand-Prix Limited at Brackley. This implementation is set to leverage all aspects of AssetCare including HVAC, indoor air quality, and industrial equipment mCloud is uniquely qualified to manage. In addition, this implementation builds on the success we have achieved in delivering excellent indoor air quality, energy optimization, and enterprise reporting capabilities in Canada and elsewhere around the world. We are also beginning to see growth and engagement in the UK and EU around our connected worker segment with AssetCare Mobile and 3D."

Q2 2022 Revenue Highlights

All figures in millions of Canadian dollars

	Q2 2022*	Q2 2021
AssetCare Initialization	$ 0.029	$ 0.303
AssetCare Solutions	4.695	6.080
Engineering Services	0.117	0.173
Total	$ 4.841	$ 6.556
One-Time Agnity Adjustment	$ (2.572)	--
Total After One-Time Adjustment	$ 2.269	$ 6.556
Gross Profit	$ 0.336	$ 4.496
Salaries, Wages, and Benefits	$ 5.059	$ 6.333
Sales and Marketing	1.140	0.328
Research and Development	0.568	0.712
General and Administrative	2.065	1.556
Total Direct Expenses	$ 8.832	$ 8.929
Operating EBITDA	$ (8.496)	$ (4.433)

* Includes all required revenue adjustments due to transition of agreement with Agnity

On August 2, 2022, mCloud announced it had entered into a new technology continuation agreement with Agnity Global Inc. ("Agnity"), which resulted in the Company receiving a one-time US$5.96 million payment from Agnity on July 29, 2022, the exclusion of certain revenues, and a one-time adjustment that largely accounts for the net reduction in Q2 2022 revenues.

The timing of the Agnity transition required mCloud to exclude certain revenues in the AssetCare Initialization and AssetCare Solutions revenue categories. The net resulting impact was the reporting of negligible revenues per newly connected asset and lower recurring revenues per connection despite the Company's progress in adding new connected assets and workers and the ongoing delivery of AssetCare and related services. Going forward, mCloud will record AssetCare in both categories without any impacts, sharing, or adjustments.

The Company also recorded a one-time adjustment related to items from Agnity's balance sheet in prior periods. This culminated in a C$2.6 million decrease as a standalone adjustment in Q2 2022 revenues representing the full required adjustment across these prior periods.

The Company does not anticipate any further non-recurring, Agnity-related adjustments in the future. Additionally, the Company will no longer consolidate Agnity financial items such as revenues and expenses going forward. mCloud will continue to record direct revenues from customers benefiting from Agnity technology embedded in the Company's solutions but will not record any further Agnity-related items.

Without considering the one-time adjustment but reflecting the impact of the Agnity transition, Q2 2022 total revenues were C$4.9 million for the quarter compared to C$6.6 million in Q2 2021. After the one-time adjustment, Q2 2022 total revenues as reported were C$2.3 million. Gross margins were correspondingly impacted by the Agnity transition from a one-time passthrough of Agnity-related delivery expenses.

The Company added 2,921 new connected assets and workers in the quarter reaching a cumulative total of 67,471 connections. The Company noted that increased customer activity in the quarter and the retraction of many pandemic restrictions are expected to have a sustained positive impact on revenue growth going forward.

Q2 2022 Conference Call

The Company will host a conference call at 10:00am EDT on August 16, 2022 to discuss the financial results. The conference call will include prepared remarks from Russ McMeekin, Chief Executive Officer, and Chantal Schutz, Chief Financial Officer. After the prepared remarks, the Company will accept questions.

To access the conference call by telephone, dial 416-764-8659 or 1-888-664-6392 with the confirmation number 41933518. Please connect approximately 10 minutes prior to the beginning of the call to ensure participation. The conference call will be archived for replay by telephone until August 23, 2022 at midnight (ET). To access the archived conference call, dial 1-888-390-0541 and enter the reservation number 933518.

A live audio webcast of the conference call will be available at https://bit.ly/3ddX6Hl. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast. The webcast will be archived at the above website for one year.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

With a worldwide presence and offices in San Francisco, Vancouver, Calgary, London, Perth, Singapore, and Beijing, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare.  With over 100 blue-chip customers and more than 67,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade in the United States on the Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. For more information, visit www.mcloudcorp.com.

Non-GAAP Measure

Selected financial information for the three-month periods ended June 30, 2022 and June 30, 2021 set out above include reference to "Operating EBITDA," which is not recognized under International Financial Reporting Standards and is a non-generally accepted accounting principle ("Non-GAAP") measure.

The Company defines Operating EBITDA attributed to shareholders as gross profit less all expenses related to sales and marketing, wages, salaries, and benefits, research and development, and general and administrative activities.

The Company believes Operating EBITDA is a useful measure as it provides important and relevant information to management about the operating and financial performance of the Company. Operating EBITDA enables management to assess its ability to generate operating cash flow to fund future working capital needs, and to support future growth.

This information should be read in conjunction with the unaudited consolidated financial statements for the quarter ended June 30, 2022 and the audited consolidated financial statements for the year ended December 31, 2021 along with mCloud's MD&As for the corresponding periods, which are available under mCloud's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to regional growth in the Middle East, plans for a joint customer showcase with Aramco, and positive revenue growth resulting from increased customer activity and the lifting of pandemic restrictions.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

A more complete discussion of the risks and uncertainties facing the Company appears in the prospectus supplement, the base shelf prospectus and the registration statement and in the Company's Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE mCloud Technologies Corp.

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